FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 15, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 15, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT INTRODUCES HIGH STABILITY WIDEBAND LNBs & BDCs AT NAB 2008

Las Vegas, Nevada – April 15th, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today that it released a line of wideband Ku-Band phase lock loop (PLL) low noise block down-converters (LNB) and a line of external reference block down-converters (BDC) at the NAB 2008 tradeshow, the world's largest electronic media show.

The additions to Norsat’s line of PLL LNBs, dubbed the 1000 HE series, operate in an extended input frequency range of 10.95 GHz to 12.75 GHz. The 1000 HE Series eliminates the need to change out PLL LNBs as users move from region to region – a key benefit for satellite newsgathering, maritime and on-the-move applications.

The new external reference BDCs are available in both Ku-Band (1000X Series) and C-band (3000X Series). They offer the high stability necessary for low data-rate applications such as telemetry and remote management.

The products are on display at booth C4644 in the Central Hall of the Las Vegas Convention Center from April 14-17th, 2008. Additional product information is available at www.norsat.com.

The NAB (National Association of Broadcasters) show covers the development, delivery and management of professional video and audio content across all mediums.  Complete details are available at www.nabshow.com.

For further information, contact:

Jesse Fleming

Tel: 604-821-2800 x 182
Email: jfleming@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the twelve months ended December 31, 2007, and the Management Discussion and Analysis for the twelve months ended December 31, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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